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                                                                    Exhibit 21.1

                              LIFECORE BIOMEDICAL, INC.

                    LIFECORE REPORTS INTERGEL-TM- SOLUTION RESULTS

CHASKA, MN. DECEMBER 15, 1997-- LIFECORE BIOMEDICAL, INC. (NASDAQ:LCBM) announced today that it has completed an initial analysis of the data obtained from its pivotal clinical trial evaluating the use of INTERGEL-TM- Adhesion Prevention Solution in female abdominal surgery patients.
    The third-party blinded, placebo-controlled, pivotal clinical trial reconfirms the observations of an earlier pilot clinical trial of 23 patients. The data indicate that patients who received INTERGEL-TM- Adhesion Prevention Solution at the conclusion of an abdominal surgery procedure experienced a statistically significant reduction in the incidence, severity, and extent of post-surgical abdominal adhesions when compared to control patients. In addition, no serious safety issues were identified during the study.
    The clinical study data were obtained from two discrete patient populations encompassing multiple clinical testing centers in both Europe and the United States. Patients enrolled in the study underwent abdominal surgery via laparotomy with a primary goal of preserving fertility. Control patients received a conventional treatment with lactated Ringer's solution.
Post-surgical adhesion formation was evaluated at 24 internal anatomical sites after several weeks during a second-look laparoscopic examination.
    The data revealed that a significantly higher level of pre-existing adhesions were present in the European patients prior to surgery compared to the U.S. patients. Therefore, although the patient data from the European arm of the study support the efficacy of INTERGEL-TM- Solution in post-surgical adhesion reduction, those data are not likely to be combined with the U.S. patient data in support of an FDA premarket approval application. Instead, only U.S. data will be used to support the premarket approval application. European data will be used in technical publications to support product marketing efforts.

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    Lifecore expects to discuss this data analysis with the FDA during first quarter of 1998 to assess its suitability for filing for pre-market approval. Pending a favorable outcome of that review, filing is anticipated to occur in June of 1998. The Company's worldwide exclusive marketing partner for INTERGEL-TM- Adhesion Prevention Solution is Ethicon, Inc., a subsidiary of Johnson and Johnson. Lifecore expects Ethicon to begin selling product in Europe in June of 1998.
    Certain references in this release represent forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements may imply continued financial improvement. Because of numerous risks and uncertainties in Lifecore's business activity, actual results may differ materially from those implied. Investor's are cautioned to refer to more detailed discussions of those risks presented in the Company's reports on Forms 10Q and 10K.
    Lifecore Biomedical, Inc., produces medical and surgical devices for use in dentistry, drug delivery, ophthalmology, veterinary, and wound care applications.
    Lifecore Biomedical, Inc., Company news and general information are available through its website at http://www.lifecore.com.

CONTACT:  612-368-4300

    James W. Bracke, President and CEO
    Dennis J. Allingham, V.P. and CFO
    Colleen M. Olson, V.P., Corporate Administrative Operations

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